

October 10, 2013

Via E-Mail
Bernard F. Denoyer
Senior Vice President, Finance
Synergy Pharmaceuticals Inc.
420 Lexington Avenue
Suite 2012
New York, NY 10170

      Re: ContraVir Pharmaceuticals, Inc.
             Amendment No. 1 to Form 10
             Filed September 20, 2013
             File No. 000-55020

Dear Mr. Denoyer:

We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Exhibit 99.1 Information Statement

1. We note your discussion on page 50 concerning the need for an Investigational New Drug application (IND), which must be reviewed by the FDA and become effective before the commencement of human clinical trials. Throughout the Information Statement where you discuss your clinical development program for FV-100 and contemplated future clinical studies, please disclose whether you have an active IND allowing you to conduct such studies. If so, please indicate when the IND was filed and identify the trial sponsor. If not, please state when you expect to file any necessary INDs.

2. We note your response to our prior Comment 6. Please disclose the requirements for quotation on the OTCBB. Please also clarify what you mean by "shortly" after the distribution.

Information Statement Summary, page 9

3. We note your response to our prior Comment 7. Please provide an explanation of the following scientific terms the first time they are used in the Information Statement:

    - "prodromal;"
    - "PCR (-);"
    - "PCR (+);" and
    - "moiety"

Risk Factors
"We have limited capacity for recruiting and managing trials…," page 16

4. We note your response to our prior Comment 12. Please conform your disclosure in this risk factor to reflect the information disclosed under "If our product candidate is unable to compete…" on page 21 that specifies your knowledge of a potential competing product, valomaciclovir, being developed by Epiphany Pharmaceuticals.

Business, page 44

5. We note your response to our prior Comment 17. Please expand your disclosure to include the material obligations to BMS that you assumed from Synergy pursuant to the Contribution Agreement, as amended and restated. This includes, for example, a description of material liabilities under the BMS Agreement, the aggregate remaining milestone payments and royalties on net sales that may be due to BMS. Please also disclose the duration of any ongoing obligations that will be owed by ContraVir to BMS and provisions relating to their termination.

6. We note your response to our prior Comment 20. Please specify what numerically favorable treatment differences were observed with respect to the primary endpoint in the Phase 2 study conducted by Inhibtex. Please also disclose whether "numerically favorable treatment difference" or "relative treatment difference" are standards recognized by the FDA or any comparable regulatory agency.

Overview, page 44

7. We note your response to our prior Comment 22. Please identify the preclinical studies you reference that demonstrated the "significant" comparative potency of FV-100 against existing approved drugs for the treatment of shingles and specify the sponsor of these trials.

FV-100, page 44
FV-100 Efficacy Summary, page 46

8. We note your response to our prior Comment 24. Please explain the concept of "statistical significance" as used throughout the filing.

9. We note your response to our prior Comment 25. Please clarify, either in the narrative or in explanatory footnotes to your tables, what the information in each of the columns means. A lay reader may have difficulty interpreting the data provided. For example, in the first column of the first table, the meaning of "Score AUC ± S.E." may be unclear, which obscures the meaning and significance of the numerical data in the column.

10. We note your response to our prior Comment 26. Please define abbreviations used in the tables.

Intellectual Property, page 48

11. We note your response to our prior Comment 27. Please revise your disclosure to state clearly whether your patents related to FV-100 are licensed or owned. If licensed, please identify the licensor.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Christina De Rosa at (202) 551-3577, Dan Greenspan at (202) 551-3623 or me at (202) 551-3710 with any questions.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey P. Riedler
Assistant Director

cc: <u>Via E-mail</u>
Jeffrey Fessler
Sichenzia Ross Friedman Ference LLP
61 Broadway, 32nd Floor
New York, NY 10006